UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Berkshire Hathaway Inc.

(Name of Issuer)

Class B common stock, $0.0033 Par Value

(Title of Class of Securities)

084670702

(CUSIP Number)

Laurie Smiley, Esq.

2365 Carillon Point

Kirkland, WA  98033

(425) 889-7900

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)

March 26, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 084670702
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,075,000(1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 6,075,000(1)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,075,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) OO

(1)Cascade Investment, L.L.C. (“Cascade”) holds 4,050 shares of Berkshire Hathaway Inc. (the “Issuer”) Class A common stock (“Class A Shares”), each of which is convertible, at the option of the holder, into 1,500 shares of the Issuer’s Class B common stock (“Class B Shares”).  The number of Class B Shares above assumes the conversion of the 4,050 Class A Shares held by Cascade into 6,075,000 Class B Shares.  All shares of common stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

CUSIP No. 084670702

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bill & Melinda Gates Foundation Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 81,043,573 (1)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 81,043,573 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,043,573 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) OO

(1) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all common stock beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates, as Co-Trustees of the Trust.

CUSIP No. 084670702
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,525,000(1)
	8.	Shared Voting Power 81,043,573 (2)
	9.	Sole Dispositive Power 6,525,000(1)
	10.	Shared Dispositive Power 81,043,573 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,568,573(1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%
14.	Type of Reporting Person (See Instructions) IN

(1)William H. Gates III beneficially owns 300 shares of Berkshire Hathaway Inc. (the “Issuer”) Class A common stock (“Class A Shares”) directly and an additional 4,050 Class A Shares through Cascade Investment, L.L.C. (“Cascade”), a limited liability company solely owned by Mr. Gates.  Each Class A Share is convertible, at the option of the holder, into 1,500 shares of the Issuer’s Class B common stock (“Class B Shares”).  The number of Class B Shares shown above assumes the conversion of the 300 Class A Shares held directly by Mr. Gates into 450,000 Class B Shares and the conversion of the 4,050 Class A Shares held by Cascade into 6,075,000 Class B Shares.

(2)Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 81,043,573 shares of the Issuer’s Class B Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class B Shares beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates, as Co-Trustees of the Trust.

CUSIP No. 084670702
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Melinda French Gates
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 81,043,573 (1)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 81,043,573 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,043,573 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) IN

(1) Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 81,043,573 shares of Berkshire Hathaway Inc. Class B common stock (“Class B Shares”).  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class B Shares beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates, as Co-Trustees of the Trust.

EXPLANATORY STATEMENT

This Amendment No. 15 to Schedule 13D (“Amendment”) relates to the Class B common stock, $0.0033 Par Value (“Class B Shares”) of Berkshire Hathaway Inc. (the “Issuer”).  Cascade Investment, L.L.C., (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III and Melinda French Gates (collectively, the “Reporting Persons”) jointly file this Amendment to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on August 24, 2006, as amended on July 17, 2007, March 20, 2008, July 3, 2008, March 6, 2009, July 2, 2009, March 2, 2010, March 19, 2010, July 2, 2010, November 12, 2010, March 18, 2011, July 7, 2011, January 13, 2012, July 6, 2012 and November 19, 2012.

Item 1.      Security and Issuer

This statement relates to the shares of Class B Shares of the Issuer.  The principal executive offices of the Issuer are located at 3555 Farnam Street, Omaha, Nebraska  68131.

Item 2.      Identity and Background

(a)  This Statement is being filed jointly by William H. Gates III, Melinda French Gates, the Trust and Cascade.  The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”  Neither the present filing nor anything contained herein shall be construed as an admission that Cascade, the Trust or Mr. and Mrs. Gates constitute a “person” for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or that Cascade, the Foundation and Mr. and Mrs. Gates constitute a “group” for any purpose, and the Reporting Persons expressly disclaim membership in a group.

(b)-(c)  William H. Gates III, a natural person, is the Chairman of the Board of Microsoft Corporation.  Mr. Gates is the sole member of Cascade and a Co-Trustee of the Trust.  The address of his principal office and principal place of business is One Microsoft Way, Redmond, Washington 98052.  Mr. Gates also currently serves on the Issuer’s board of directors.

Melinda French Gates, a natural person, is a Co-Trustee of the Trust.  The address of her principal office and principal place of business as a Co-Trustee of the Trust is 500 Fifth Avenue, Seattle, Washington 98119.

The Trust is a charitable trust established under the laws of the State of Washington.  The address of the Trust’s principal place of business and principal office is 500 Fifth Avenue, Seattle, Washington 98119.

Cascade is a limited liability company organized under the laws of the State of Washington.  The address of Cascade’s principal place of business and principal office is 2365 Carillon Point, Kirkland, Washington 98033.

(d)-(e)     During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.       Interest in Securities of the Issuer.

(a)        See Items 11 and 13 of the cover pages to this Amendment for the aggregate number and percentage of Class B Shares beneficially owned by each of the Reporting Persons.

(b)        See Items 7 through 10 of the cover pages to this Amendment for the number of Class B Shares beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)        During the period January 24 through March 26, 2013, the Trust sold 4,476,300 Class B Shares, as set forth in Exhibit 99.1 hereto, pursuant to the Trust’s Rule 10b5-1 sales plan.  The sales were made to facilitate compliance with federal excise tax rules limiting excess business holdings by private foundations.

(d)        None.

(e)        Not applicable.

Item 7.       Material to be Filed as Exhibits

Exhibit 99.1     Sale transactions during the period January 24 through March 26, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   March 28, 2013

CASCADE INVESTMENT, L.L.C.(1)
	By:	*
		Name:	Alan Heuberger(2)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager(3)

BILL & MELINDA GATES FOUNDATION TRUST(1)
	By:	*
		Name:	Alan Heuberger (4)
		Title:	Attorney-in-fact for each of the Co-Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III(1)
	By:	*
		Name:	Alan Heuberger(4)(5)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES(1)
	By:	*
		Name:	Alan Heuberger (4)
		Title:	Attorney-in-fact

*By:		/s/ Alan Heuberger
Alan Heuberger

(1)This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated August 24, 2006 and included with the signature page to the Reporting Persons’ Schedule 13D with respect to the Issuer filed on August 24, 2006, SEC File No. 005-55113, and incorporated by reference herein.

(2)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

(3) Michael Larson is the chief investment officer to William H. Gates III and the Business Manager of Cascade.  He is responsible for all of Mr. Gates’ non-Microsoft investments as well as all of the investments of the Bill & Melinda Gates Foundation Trust.

(4)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431 and incorporated by reference herein.

(5)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.